Federal Signal Corporation Announces Retirement of Dennis J. Martin as Executive Chairman Mr. Martin Will Remain a Member of the Board of Directors Oak Brook, Illinois, October 25, 2016 – The Board of Directors of Federal Signal Corporation (NYSE: FSS) announced today that Dennis J. Martin will retire as the Executive Chairman of the Company effective December 31, 2016. Mr. Martin will continue to serve on the Board as its Non-Executive Chairman. Mr. Martin joined the Board of Federal Signal in March 2008 and was appointed as the Company’s President and Chief Executive Officer on October 30, 2010. Mr. Martin was named Executive Chairman of the Company on January 1, 2016, when Jennifer L. Sherman succeeded Mr. Martin as the Company’s President and Chief Executive Officer. James E. Goodwin, Lead Director of the Board, stated, “On behalf of the entire Board, I want to thank Dennis for his stewardship and dedication to Federal Signal. Through his leadership, Dennis has played a significant role in improving the Company's competitive position and has delivered significant value to our employees, customers and shareholders. I look forward to continuing to partner closely with Dennis in his role as Chairman of the Board.” About Federal Signal Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer, manufacturer, and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com. Contact: Brian Cooper +1-630-954-2000, bcooper@federalsignal.com # # #